

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

<u>Via E-mail</u>
Ray Gerrity
Chief Executive Officer
The Teardroppers, Inc.
3500 75th Street West, Suite SWS
Rosamond, CA 93560

> **Re: The Teardroppers, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2014**
> **File No. 333-197889**

Dear Mr. Gerrity:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Shell Company Status</u>

1.   It appears that your company is a "shell company" as defined in Rule 405 of Regulation C. In this regard, it appears that your operations are limited to consulting for a related party, and that your assets are limited to cash earned from such activities. It also appears from your statement on page 21 that the majority of your general and administrative expenses have been related to the issuance of stock to the founders. Thus, it appears that your company has had nominal operations and assets since inception in December 2012. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status.

2.   Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person

or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

The Company, page 1

3.   You state that the company commenced operations in either January (p. 15) or February (p. 4) 2014, although the consulting agreement with Gemini Southern began in September 2013. Please revise to clarify this apparent discrepancy, and explain what is meant by "commenced operations." Also, confirm in your response that you consider consulting to be a significant part of your business going forward and that it is not just a temporary stop-gap plan to earn money until your mobile advertising business is functioning. We note in this regard your statement on page 8 that management has limited experience in the recreational and camping trailer industries, which appears to be the same industry in which you are offering yourselves as consultants. Please clarify.

Risk Factors, page 5

Because management does nto have specific experience in recreational. . ., page 8

4.   Please clarify the need to rely on the experience of third parties with respect to the recreational and camping trailer business. Does this have to do with your consulting business? It is not clear how this industry is related to your advertising business. Also in this regard clarify the statement on page 4 regarding the value to the business of having the trailers configured as camping trailers.

Plan of Operations, page 19

5.   Please clarify your near-term business plan by highlighting the chief initiatives you intend to undertake within the next year, the cost you anticipate incurring to achieve these initiatives, and the timing involved. For example, disclose when you expect to take delivery of the first Teardrop Trailer you have ordered, and when you expect to order additional trailers.

Operating activities for the three months ended March 31, 2014

Operating Expenses, page 20

6.   We note that you executed a consulting agreement with DEVCAP Partners LLC, another entity which is controlled by Kevin O'Connell, your principal shareholder. Such agreement requires you to pay DEVCAP $7,500 per month ($22,500 per quarter, commencing on January 1, 2014) for services related to marketing, architectural development, accounting, finance, corporate structure and tax planning. Please tell us the following:

- Why you paid DEVCAP a total of $95,587, which was significantly in excess of the amount stipulated in the consulting agreement.
- What your officers' roles are, considering that their duties appear to be performed by DEVCAP.

Operating activities for the period from June 3, 2013 to December 31, 2013

Operating Expenses, page 21

7.   It appears that founder shares were issued to Messrs. Gerrity and Wilson as reported on page 23.   Please tell us your basis of measurement for such shares and why the costs of such founders' shares were accounted for as operating expenses. We note that they received zero compensation per your executive compensation disclosure.

Director Independence, page 24

8.   You state here that the board of directors consists of two persons, while elsewhere in the document you state that Raymond Gerrity is the sole director. Please revise.

Selling Shareholders, page 27

9.   Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters, whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Refer to SEC Release 33-8869 (2007). Please revise your disclosure throughout the prospectus to fix the price at 2 cents (or whatever alternative price is determined) for the duration of the offering.

10.   You state at the end of the first paragraph that if the selling shareholders sell all the registered shares, they will not continue to hold any additional shares. However, your chart indicates that 3 selling shareholders are offering less than 10% of their holdings. Please revise.

Note 6 – Stockholders' Equity, page F-8

11.   Please identify your six founders. We understand that Messrs. Gerrity and Wilson, who received founders' shares per your disclosure on page 23, appear to account for two of them.

Note 5 – Related Party Transactions

Service revenues to related party, pages F-8 and F-17

12.   We note that you earned your revenues by providing consulting services provided to Gemini Southern LLC, an entity which is managed and presumably owned by Kevin O'Connell, your largest shareholder. We understand that these services relate to the "business development in the outdoor and travel industry" and you did not incur related cost of services. Since you received cash consideration from your principal shareholder at no cost to you, please tell us whether such amount may be deemed a contribution by a shareholder (thus, a capital transaction) instead of revenue. In addition, tell us why there were no related costs of services. Refer to your basis in the accounting literature.

Note 1 – Organization and Description of Business, page F-14

13.   We note that your produced 3 DIY kits. Please tell us why the DIY kits are not reflected in the balance sheets on page F-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Stanley Moskowitz, Esq.